3-1-02

1157806

02026516

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

AEC and PanCanadian receive favourable news from Canadian Competition Bureau

Creation of EnCana Corporation on track

Calgary, March 14, 2002 – PanCanadian Energy Corporation (PanCanadian) and Alberta Energy Company Ltd. (AEC) today announced that they have received a 'no action' letter from the Competition Bureau of Canada with respect to the proposed merger of AEC and PanCanadian. The receipt of this 'no action' letter satisfies one of the key approvals required to complete the proposed merger to form EnCana Corporation. The Bureau states that it is of the view that grounds do not exist at this time to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act.

"This is an important milestone in the merger process and we are very pleased," said Gwyn Morgan, AEC's President and Chief Executive Officer. "Momentum continues to build towards the shareholder meetings on April 4th."

Michael Grandin, President of PanCanadian, added, "With this letter, EnCana moves one step closer to becoming a reality. Our integration plans are right on schedule. Joint leadership appointments have been made and team development is underway."

The proposed merger is still subject to approvals by the securityholders of both companies, the Court of Queen's Bench of Alberta and the expiry of the waiting period under the Hart Scott Rodino Act (United States); such expiry is scheduled to occur on March 18, 2002.

The AEC and PanCanadian boards of directors have unanimously approved the proposed merger and recommend that their respective shareholders and, in the case of AEC, its optionholders, vote in favour of the transaction.

A special meeting of AEC common shareholders and optionholders will be held at the TELUS Convention Centre, Calgary, Alberta, on April 4, 2002, at 9:30 a.m. (Calgary time). An annual and special meeting of PanCanadian common shareholders will be held at the TELUS Convention Centre, Calgary, Alberta, on April 4, 2002, at 12:30 p.m. (Calgary time).

All common shareholders of PanCanadian and AEC and all AEC optionholders are strongly encouraged to vote in person or by proxy. Details on how to vote are contained in the Joint Information Circular mailed to all such securityholders.

Additionally, PanCanadian and AEC have retained Georgeson Shareholder Communications to respond to inquiries from their respective securityholders. Georgeson may be contacted toll-free at 1-800-890-1037 (English) or 1-888-890-2933 (French). AEC shareholders who own more than 2,500 AEC shares and are subject to Canadian tax can defer realizing any capital gain or loss as a result of the exchange of their AEC shares in connection with the proposed merger by ensuring that they return a tax declaration to CIBC Mellon Trust Company by 4 p.m. (Calgary time) on April 4, 2002. Questions regarding the completion of the tax declaration may be directed to PricewaterhouseCoopers LLP at 1-866-208-8020 (toll-free).

AEC (TSE: AEC; NYSE: AOG) is one of North America's largest independent upstream oil and gas exploration and production companies and has been carrying on business since 1975. AEC's upstream activities are comprised of three growth platforms: the Western Canada Growth Platform, the U.S. Rockies Growth Platform and the Ecuador Growth Platform. New Ventures groups are exploring for potential new growth platforms in Alaska, the Mackenzie Delta, the Gulf of Mexico and Azerbaijan. In addition, these groups are seeking other opportunities in the Middle East. AEC also markets crude oil, natural gas and natural gas liquids (NGLs) for consumption in Canada and the U.S.

AEC's midstream activities are comprised of two business units: Pipelines and Processing, and Gas Storage. The Pipelines and Processing business unit includes interests in pipelines within Alberta, the U.S. Rocky Mountain states, the U.S. mid-western states and South America, and an NGLs extraction facility at Empress, Alberta. Through the Gas Storage business unit, AEC owns and operates natural gas storage facilities in Alberta, California and Oklahoma, leases natural gas storage capacity from other storage operators in the U.S. Gulf Coast and mid-continent regions, markets storage services to third parties, and buys and sells natural gas to earn additional margins while optimizing the use of storage capacity.

PanCanadian (TSE: PCE; NYSE: PCX) is a North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and NGLs and the generation and marketing of electricity. PanCanadian's core areas include the Western Basin, encompassing interests in Western Canada and onshore in the U.S., the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented with focused exploration programs internationally.

PanCanadian has two operating segments: Upstream, and Marketing and Midstream, and operates in seven major lines of business: natural gas, light and medium crude oil, heavy crude oil, NGLs, electricity generation, offshore North America exploration activities and international exploration activities. Marketed products include proprietary and third-party natural gas and electricity, crude oil, and NGLs. Midstream activities include gas processing, NGLs extraction and fractionation, transportation, storage and electricity generation.

ADVISORY *- In the interest of providing PanCanadian and AEC shareholders and potential investors with information regarding PanCanadian and AEC, including management's assessment of the progress of the proposed merger, certain statements contained in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent PanCanadian's and AEC's internal projections, expectations or beliefs concerning, among other things, the expected completion date for the proposed merger. The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause each company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, failure of the AEC or PanCanadian shareholders or the court to approve the proposed merger; delay in obtaining or failure to obtain any required regulatory approvals for the proposed merger; and such other risks or uncertainties described from time to time in each company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.*

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Contact information

Alberta Energy Company Ltd.

For further information:

Investment community:
Brian Ferguson
403-266-8113
Greg Kist
403-266-8495
gregkist@aec.ca

Media:
Alan Boras
403-266-8300
alanboras@aec.ca

Web site: www.aec.ca

Shares listed
Toronto Stock Exchange:
AEC
New York Stock Exchange:
AOG

PanCanadian Energy Corporation

For further information:

Investment community:
Sheila McIntosh
403-290-2194
Audra Hyde
403-290-3244
Investor_Relations@pcenergy.com

Media:
Scott Ranson
403-290-2710
scott_ranson@pancanadianenergy.com

Web site: www.pancanadianenergy.com

Shares listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: March 14, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.